UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on January 13, 2017, the Company closed the transaction for the acquisition of a controlling stake in TyrNovo Ltd., a privately held Israeli company, previously announced on January 12, 2017. In connection with the transaction the Company will pay aggregate cash proceeds of $2 million, and has issued 11,292,508 Ordinary Shares of the Company, as consideration for the transfer of 9,570 ordinary shares in TyrNovo Ltd. from its controlling shareholder, Goldman Hirsh Partners Ltd., representing a holding of approximately 56% of TyrNovo.

Kitov anticipates that it may acquire additional equity stakes in TyrNovo from all or part of TyrNovo’s minority shareholders for consideration which is expected to consist of Ordinary Shares of Kitov, in such amounts as to be agreed with the applicable shareholders.

The Ordinary Shares of the Company were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Company expects that any additional Ordinary Shares of the Company which may be issued to any additional shareholders of TyrNovo Ltd., will also only be offered and issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the U.S. Securities Act.

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

In conjunction with the closing of the aforesaid transaction, and the issuance of 11,292,508 Ordinary Shares of the Company to an escrow agent on behalf of Goldman Hirsh Partners Ltd., the Company updated is Registry of Securities Holders of the Company as of January 13, 2017, and will publish a report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange containing the updated Registry of Securities Holders of the Company.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of January 13, 2017:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	164,529,717	(1)
Kitov Nasdaq Listed “Series A” Warrants	IL0076501530	6,835,669	(2)
Series 6/14 options*	IL0076500888	1,188,967	(3)
Series 7/14 options*	IL0076500961	600,000	(4)
Series 5/15 options*	IL0076501381	44,786	(5)
Kitov Underwriter Warrants (11/2015 )*	IL0076501613	157,945	(6)
2016 Equity-Based Incentive Plan – Options*	IL0076501795	9,750,130	(7)
Kitov Placement Agent Warrants (7/2016 )*	IL0076501951	141,176	(8)

* Non-listed security

(1)	21 of such Ordinary Shares are dormant shares held in treasury. The 164,529,717 issued and outstanding Ordinary Shares would be represented by 8,226,485.85 of our American Depositary Shares (ADSs), as each of our ADSs represents 20 of our Ordinary Shares.
(2)	Each Nasdaq Listed “Series A” Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Nasdaq Listed Warrants could be exercised is 6,835,669, which would represent 136,713,380 of our Ordinary Shares.
(3)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Ordinary Shares into which the Series 6/14 options could be exercised is 91,455. Such number of Ordinary Shares would be represented by 4,572.75 of our ADSs.
(4)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Ordinary Shares into which the Series 7/14 options could be exercised is 46,152. Such number of Ordinary Shares would be represented by 2,307.6 of our ADSs.
(5)	Each Series 5/15 option is exercisable into 1 Ordinary Share of the Company. The 44,786 options exercise Ordinary Shares would be represented by 2,239.3 of our ADSs.
(6)	Each Underwriter Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Underwriter Warrants could be exercised is 157,945, which would represent 3,158,900 of our Ordinary Shares.
(7)	Each 2016 Equity-Based Incentive Plan option is exercisable into 1 Ordinary Share of the Company. The 9,750,130 Ordinary Shares into which the options could be exercised would be represented by 487,506.5 of our ADSs.
(8)	Each Placement Agent Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Placement Agent Warrants could be exercised is 141,176, which would represent 2,823,520 of our Ordinary Shares.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 13, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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